EXHIBIT 99.1

TAMCO FINANCIAL STATEMENTS

Exhibit 99.1 is the TAMCO Financial Statements as of November 30, 2006, and for each of the three years in the period ended November 30, 2006 and Reports of Independent Registered Public Accounting Firms.

TAMCO FINANCIAL STATEMENTS

NOVEMBER 30, 2006, 2005 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TAMCO:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of TAMCO at November 30, 2006 and 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.  The financial statements of the Company for the year ended November 30, 2004 were audited by other auditors whose report dated January 14, 2005 expressed an unqualified opinion on those statements.

PricewaterhouseCoopers LLP
January 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
TAMCO
Rancho Cucamonga, California

We have audited the accompanying statements of income and other comprehensive income, shareholders equity, and cash flows of TAMCO (the "Company") for the year ended November 30, 2004. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended November 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Los Angeles, California
January 14, 2005

TAMCO BALANCE SHEETS

(in thousands, except share and per share amounts)	2006	2005
Assets
Current assets
Cash	$264	$3
Trade receivables, net of allowances of $80 and $80
in 2006 and 2005, respectively	12,584	9,535
Due from shareholders	808	491
Other receivables	18	643
Inventories	46,832	51,191
Deferred income taxes (Note 6)	3,316	2,297
Prepaid expenses and tooling	944	1,010
Total current assets	64,766	65,170
Property, plant and equipment
Land	1,191	1,191
Processing facilities and equipment	101,532	93,974
Construction in process	870	3,230
	103,593	98,395
Less: Accumulated depreciation and amortization	(70,732)	(70,293)
Property, plant and equipment, net	32,861	28,102
Other assets	1,328	16
Total assets	$98,955	$93,288
Liabilities and Shareholders' Equity
Current liabilities
Borrowings under line of credit (Note 3)	$24,000	$19,200
Trade payables	13,340	17,924
Other accrued liabilities	9,094	4,481
Total current liabilities	46,434	41,605
Long-term liabilities
Other long-term liabilities (Notes 1 and 4)	4,668	6,922
Deferred income taxes (Note 6)	3,112	1,466
Total long-term liabilities	7,780	8,388
Commitments and contingencies (Note 7)
Shareholders' equity
Common stock, $100 par value, authorized, issued and outstanding,
220,000 and 220,000 shares in 2006 and 2005	19,482	19,482
Retained earnings	27,451	26,900
Accumulated other comprehensive loss	(2,192)	(3,087)
Total shareholders' equity	44,741	43,295
Total liabilities and shareholders' equity	$98,955	$93,288

The accompanying notes are an integral part of these financial statements.

TAMCO STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands)	2006	2005	2004
Revenue
Gross sales	$275,091	$254,184	$217,284
Cash discounts allowed	(2,055)	(1,749)	(1,435)
Total revenue	273,036	252,435	215,849
Cost of sales	206,180	204,542	163,741
Loading and freight	5,520	5,705	6,223
Total costs of sales	211,700	210,247	169,964
Gross profit	61,336	42,188	45,885
General and administrative expenses	8,332	7,445	6,358
Income from operations	53,004	34,743	39,527
Other expenses (income), net
Interest	1,164	396	180
Other	(255)	(92)	(215)
Total other expenses (income)	909	304	(35)
Income before provision for income taxes	52,095	34,439	39,562
Provision for income taxes (Note 6)	21,536	14,048	16,135
Net income	30,559	20,391	23,427
Unrealized (loss) income on gas swap derivative, net of tax	-	(248)	1,907
Minimum pension liability adjustment, net of tax	895	(660)	(289)
Comprehensive income	$31,454	$19,483	$25,045

The accompanying notes are an integral part of these financial statements.

TAMCO STATEMENTS OF SHAREHOLDER EQUITY

				Accumulated Other
				Comprehensive Loss,
				Net of Tax
				Minimum	Unrealized Gain
	Common Stock		Retained	Pension	(Loss) on Gas Swap
(in thousands, except share amounts)	Shares	Amount	Earnings	Liability	Derivative	Total

Balances at November 30, 2003	220,000	$19,482	$26,345	$(2,138)	$(1,659)	$42,030
Net income	-	-	23,427	-		23,427
Minimum pension liability adjustment	-	-	-	(289)	-	(289)
Unrealized gain on gas swap derivative	-	-	-	-	1,907	1,907
Dividends to shareholders	-	-	(19,360)	-	-	(19,360)
Balances at November 30, 2004	220,000	19,482	30,412	(2,427)	248	47,715
Net income	-	-	20,391	-		20,391
Minimum pension liability adjustment	-	-	-	(660)	-	(660)
Unrealized loss on gas swap derivative	-	-	-	-	(248)	(248)
Dividends to shareholders	-	-	(23,903)	-	-	(23,903)
Balances at November 30, 2005	220,000	19,482	26,900	(3,087)	-	43,295
Net income	-	-	30,559	-		30,559
Minimum pension liability adjustment	-	-	-	895	-	895
Dividends to shareholders	-	-	(30,008)	-	-	(30,008)
Balances at November 30, 2006	220,000	$19,482	$27,451	$(2,192)	$-	$44,741

The accompanying notes are an integral part of these financial statements.

TAMCO STATEMENTS OF CASH FLOWS

(in thousands)	2006	2005	2004
Cash flows from operating activities
Net income	$30,559	$20,391	$23,427
Adjustments to reconcile net income to net cash (used in)
provided by operating activities
Depreciation and amortization	4,426	5,005	5,239
Deferred income tax (benefit) expense	10	(207)	(1,004)
Loss/(profit) on sale/abandonment of property and equipment	187	(14)	31
Net noncash gas swap derivative gain	-	(376)	(489)
Changes in operating assets and liabilities
Receivables	(2,741)	(2,006)	(737)
Inventories	4,359	3,673	(27,840)
Other current assets	147	(448)	254
Other assets	(1,312)	59	101
Trade payables	(4,584)	4,940	1,667
Other accrued liabilities	4,613	(1,054)	268
Other liabilities	(745)	(435)	(1,079)
Total adjustments	4,360	9,137	(23,589)
Net cash provided by (used in) operating activities	34,919	29,528	(162)
Cash flows from investing activities
Additions to property and equipment	(9,500)	(5,258)	(2,373)
Proceeds from the sale of property and equipment	50	33	-
Net cash used in investing activities	(9,450)	(5,225)	(2,373)
Cash flows from financing activities
Net borrowings	4,800	(400)	19,600
Dividends paid to shareholders	(30,008)	(23,903)	(19,360)
Net cash (used in) provided by financing activities	(25,208)	(24,303)	240
Net increase (decrease) in cash	261	-	(2,295)
Cash
Beginning of year	3	3	2,298
End of year	$264	$3	$3
Supplemental disclosures of cash flow
Cash paid during the year for
Interest	$1,114	$382	$185
Income taxes, net of refunds	$21,400	$13,823	$17,031

The accompanying notes are an integral part of these financial statements.

TAMCO NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Business
TAMCO ("the Company"), a California corporation, was formed in 1974 and is owned by Ameron International Corporation (“Ameron”) (a 50%, shareholder); Mitsui Steel Holdings, Inc. (a 25% shareholder); and Tokyo Steel Mfg. Co., Ltd. (a 25% shareholder). TAMCO’s operations consist of the manufacture and sale of steel reinforcing bar. The Company sells product within California, Nevada and Arizona.

Fiscal Year-End
The Company’s fiscal year ends on the Sunday nearest November 30. The actual fiscal year end for 2006, 2005 and 2004 was December 3, November 27 and November 28, respectively. For clarity of presentation, the financial statements refer to the year-end as November 30 for all years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the sales price is fixed or determinable, (3) collectibility is reasonably assured and (4) products have been shipped and the customer has taken ownership and assumed risk of loss. A substantial portion of the Company’s product sales are on FOB shipping point terms where product title passes to the customer at the time it is shipped from the Company’s premises. Products sales on FOB destination terms are not recognized until delivered to the customer.

Shipping and Handling Costs
The Company incurs loading and freight costs in the shipment of its finished goods. Such costs are included within cost of sales.

These costs typically are charged to customers and are included within sales. Shipping and handling costs charged to customers were $3,481,000, $3,730,000 and $758,000 and in 2006, 2005 and 2004, respectively.

Other Expenses (Income)
Other expenses (income) on the statements of income and comprehensive income primarily consist of rental income and interest expense, predominantly relating to the line of credit in place.

Income Taxes
The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using the enacted tax laws. Valuation allowances are established, when necessary, to reduce deferred tax assets that are not expected to be realized.

Inventories
Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method. Inventories consisted of the following at November 30 (in thousands):

	2006	2005
Rebar	$26,356	$19,633
Billets	9,432	15,764
Scrap metal	1,990	8,962
Supplies and spare parts	9,054	6,832
Total	$46,832	$51,191

The Company currently buys its scrap metal at market prices. Due to the nature of this commodity market, the Company is vulnerable to price changes due to shifts in supply and demand. These changes in raw material prices may not necessarily be passed on to the end users and, therefore, could impact operating results.

Property, Plant and Equipment
Items capitalized as property, plant and equipment, including improvements to existing facilities, are recorded at cost. Construction in progress represents capital expenditures incurred for assets not yet placed in service.

Depreciation is computed using the straight-line method based on estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease. Useful lives are as follows:

Processing facilities	20 to 25 years
Equipment	3 to 25 years

Depreciation expense was $4,426,000, $5,005,000 and $5,239,000 for fiscal years ended 2006, 2005 and 2004, respectively.

Other Long-Term Liabilities
Other long-term liabilities consist of the noncurrent portions of pension liabilities and workers’ compensation liabilities.

Dividends
The Company declared dividends on all outstanding common stock during fiscal 2006 as follows:

Date declared	(per share)
February 24, 2006	$2.50
May 16, 2006	$36.50
August 16, 2006	$27.25
November 13, 2006	$70.15

Recent Accounting Pronouncements
In June 2006, the FASB issued Interpretation No. ("FIN") 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006 and the provisions of FIN 48 will be applied to all tax positions under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the potential impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 158, Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). SFAS 158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognize the funded status of the benefit in its statement of financial position, (2) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, (3) measure defined benefit plan assets and obligations as of the date of the employer's fiscal year end statement of financial position and (4) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs on credits, and transition asset or obligations. SFAS 158 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of SFAS 158 on its consolidated financial statements.

Concentration of Credit Risk and Major Costumers
Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company performs ongoing credit evaluations of its customers and provides for estimated credit losses. Three customers each accounted for greater than 10% of total net sales for the year ended November 30, 2006. One customer accounted for approximately 11% of total net sales for the years ended November 30, 2005 and 2004.

Reclassifications
Certain amounts in the prior year have been reclassified to conform to the current year presentation.

2.	Related Party Transactions

During 1992, the Company entered into a lease agreement with Ameron for certain land, buildings, structures and other improvements. The lease is a ten-year lease agreement and is renewable for a ten-year period. The lease also contains a purchase option equal to the fair market value of the leased assets at the end of the initial lease term or at the end of the related renewal period. The lease was renewed on November 1, 2002 and is set to expire on October 31, 2012. The lease payments in 2006, 2005 and 2004 were $37,350 per month, payable quarterly in arrears. Total lease charges were $448,200 in fiscal years ended 2006, 2005 and 2004.

During 2004, Ameron, a shareholder, leased a nine-acre property from the Company. The lease was terminated in May 2004. In November 2004, Ameron began leasing four acres from the Company on a month-to-month basis. Total lease income was $62,000, $60,000 and $60,000 in 2006, 2005 and 2004, respectively.

The Company purchased materials and equipment from certain shareholders totaling approximately $0, $0 and $85,000 during fiscal years ended 2006, 2005 and 2004, respectively.

The Company sold finished goods to certain shareholders for approximately $38,801,000, $28,491,000 and $24,654,000 or 14.2%, 11.3% and 11.4% of net sales during fiscal years ended 2006, 2005 and 2004, respectively.

The Company pays for certain utility costs and charges Ameron for Ameron's share. During fiscal years ended 2006, 2005 and 2004, Ameron reimbursed the Company approximately $800,000, $677,000 and $505,000, respectively, for Ameron's share of such costs.

Amounts due from related parties (shareholders) to the Company total $808,000 and $491,000 as of November 30, 2006 and 2005, respectively.

Amounts due to related parties (shareholders) from the Company total $0 as of November 30, 2006 and 2005.

3.	Business Loan Agreement

The Company has, under a business loan agreement (the “Agreement”) with a bank, a $40,000,000 credit facility for advances with a $15,000,000 subfacility for letters of credit, of which $3,720,000 was outstanding at November 30, 2006. The Agreement was renewed on October 26, 2005, and expires August 31, 2008. The interest rate on borrowings is based on specified margins over or under certain money market rates (ranging from 5.42% to 7.75% for fiscal 2006). Additionally, under the terms of the Agreement, the Company has a foreign exchange subfacility for $3,000,000. All amounts under the Agreement are collateralized by substantially all of the Company’s assets. As of November 30, 2006 and 2005, the Company has an outstanding balance of $24,000,000 and $19,200,000, respectively, under the Agreement.

Under the Agreement, the Company is required to comply with, among other things, the maintenance of certain covenants relating to debt and cash flow. The terms of the agreement also contain restrictions on mergers and acquisitions, dispositions of assets, incurring debt (other than from shareholders) and, except as otherwise provided for, the distribution or collateralization of assets. As of November 2006, the Company was in compliance with these debt covenants.

4.	Pension and 401(k) Retirement Plans

The Company has two defined benefit plans covering substantially all of its employees. The plan covering salaried employees is a step-rate plan, which provides pension benefits that are based on final average pay and years of service (as defined in the plan). The plan covering hourly employees provides pension benefits that are based on a flat-dollar benefit (as defined in the plan) per month based on years of service and a one-time payment of $4,500 to active employees upon retirement. The Company’s funding policy has been to make at least the minimum annual contributions required by applicable regulations.

Pension cost for fiscal years ended 2006, 2005 and 2004 was approximately $1,018,000, $1,187,000 and $1,051,000, respectively, which includes amortization of prior service costs over periods ranging from 15 to 30 years. The Company funded approximately $1,165,000, $2,011,000 and $3,245,000 during fiscal 2006, 2005 and 2004, respectively.

The projected benefit obligation was determined based on employee data as of August 31, 2006, 2005 and 2004.

Assumptions used in accounting for these plans during 2006, 2005 and 2004 were as follows:

	2006		2005		2004
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Discount rates	6.13%	6.13%	5.50%	5.50%	5.75%	5.75%
Rates of increase in
compensation levels	3.75%	N/A	3.75%	N/A	4.00%	N/A
Expected long-term rate of
return on plan assets	8.50%	8.50%	8.50%	8.50%	9.00%	9.00%

The following table sets forth the plans’ funded status and amounts recognized in the accompanying financial statements for the years ended November 30 (in thousands):

	2006		2005		2004
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Components of net periodic pension cost:
Service cost	$436	$533	$380	$567	$340	$439
Interest cost	774	827	699	757	665	746
Expected return on market-related
value of plan assets	(893)	(1,080)	(763)	(890)	(660)	(745)
Amortization of unrecognized
prior service cost	-	3	-	59	(1)	64
Amortization of unrecognized
transition obligation	-	-	-	-	-	-
Amortization of accumulated losses	232	186	185	193	81	122
Net periodic pension cost	$549	$469	$501	$686	$425	$626
Changes in projected benefit obligation:
Projected benefit obligation,
beginning of year	$14,305	$15,316	$12,358	$13,398	$11,178	$11,878
Service cost	436	533	380	567	340	439
Interest cost	774	827	699	757	665	746
Plan amendments	-	26	-	-	-	-
Actuarial (gain) loss	(660)	(1,037)	1,203	991	514	788
Benefits paid	(492)	(647)	(335)	(397)	(339)	(453)
Projected benefit obligation, end of year	$14,363	$15,018	$14,305	$15,316	$12,358	$13,398

	2006		2005		2004
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Changes in plan assets:
Fair value of plan assets, beginning of year	$10,747	$12,984	$9,186	$10,711	$7,463	$8,403
Actual return on plan assets	781	929	1,227	1,451	795	930
Employer contribution	811	355	727	1,283	1,337	1,908
Administrative expenses	(66)	(88)	(58)	(64)	(70)	(77)
Benefits paid	(492)	(647)	(335)	(397)	(339)	(453)
Fair value of plan assets, end of year	$11,781	$13,533	$10,747	$12,984	$9,186	$10,711
Funded status:
Deficiency of plan assets over projected
benefit obligations	$(2,583)	$(1,484)	$(3,558)	$(2,331)	$(3,173)	$(2,688)
Unrecognized actuarial loss	2,808	2,589	3,521	3,572	2,909	3,272
Unrecognized prior benefit service cost	-	38	-	16	-	75
Funded status, end of year	$225	$1,143	$(37)	$1,257	$(264)	$659
Amounts recognized on the balance
sheet consist of:
Prepaid benefit cost	$-	$-	$-	$-	$-	$-
Accrued benefit liability	(1,149)	(1,430)	(1,885)	(2,331)	(1,297)	(2,688)
Intangible asset	-	38	-	16	-	75
Accumulated other comprehensive loss	1,374	2,535	1,848	3,572	1,033	3,272
Net amount recognized	$225	$1,143	$(37)	$1,257	$(264)	$659

The salaried plan is a step-rate plan, which provides for an amount equal to 1.35% of final average pay up to covered compensation, plus 1.95% of final average pay in excess of this covered compensation, times years of service (not to exceed 30 years).

For the November 30, 2006 calculations, the Company made no economic assumption changes for either plan from those made on August 31, 2006.

The Company’s pension plans are accrued based on various assumptions and discount rates as described above. The actuarial assumptions used could change in the near term due to changes in expected future trends and other factors, which, depending on the nature of the changes, could cause increases or decrease in the liabilities accrued.

The Company’s pension plan weighted average asset allocations by asset category are as follows at August 31:

	2006		2005		2004
	Salaried	Hourly	Salaried	Hourly	Salaried	Hourly
Equity securities	72%	72%	70%	69%	65%	65%
Debt securities	24%	24%	24%	25%	27%	27%
Real estate	4%	4%	6%	6%	5%	5%
Other (cash equivalents)	0%	0%	0%	0%	3%	3%
Total	100%	100%	100%	100%	100%	100%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

(in thousands)	Salaried	Hourly
Year ending
2007	$650	$690
2008	710	750
2009	810	820
2010	890	890
2011	940	950
Thereafter	5,710	5,550

Approximately 1% of the Company’s employees are covered by union-sponsored, collectively bargained, multi-employer pension plans. The Company contributed $75,000, $57,000 and $45,000 to such plans in fiscal years ended 2006, 2005 and 2004, respectively. These contributions are determined in accordance with the provisions of a negotiated labor contract.

The Company adopted two 401(k) deferred compensation retirement plans effective as of January 1, 1996 for salaried employees and March 1, 1996 for hourly employees. These plans were merged effective December 31, 2001. The plan covers substantially all employees who have completed one month of service. The Company matches 25% of salaried employee contributions up to a maximum of 4% of the employee’s salary and provides for a variable match on an employee’s contribution ranging from 4% to 6% of annual salary. The variable portion is based upon the Company’s annual return on net assets. The Company does not match hourly employee contributions. Under the plan voluntary employee deferred contributions up to 100% of annual compensation may be made, or a maximum not to exceed the Internal Revenue Service limitation. Such voluntary employee contributions are made through payroll deductions. The Company expensed $115,000, $138,000 and $100,000 related to the plan during fiscal years ended 2006, 2005 and 2004, respectively.

5.	Derivative Activity

Natural Gas Swap
On March 27, 2001, the Company entered into a Natural Gas Swap, a derivative financial instrument, in order to fix its exposure to natural gas prices in the volatile California energy market. The Natural Gas Swap is a derivative instrument and is accounted for pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value, and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

The Natural Gas Swap expired in October 2005. The derivative qualified as a cash flow hedge under SFAS No. 133 from March 27, 2001, through July 31, 2001. The consummation of a fixed price gas purchase agreement disqualified the derivative from hedge accounting treatment from August 1, 2001 through December 2, 2001. The subsequent cancellation of this Gas Purchase Agreement allowed the derivative to again qualify as a cash flow hedge as of December 2, 2001. As a result, amounts previously recorded as unrealized loss on gas swap derivative have been amortized into other comprehensive income and cost of sales, on a straight-line basis, over the remaining term of the derivative. This amortization decreased cost of sales by $526,000 during 2004.

During the month of November 2004, management determined that the forecasted transaction (natural gas purchase) would not occur in December 2004 and January 2005. As such, the hedged transaction did not qualify for the exception described in SFAS No. 133 and the derivative gain of approximately $37,000 in accumulated other comprehensive loss related to those two months, which is determined based on discounted cash flows, was reclassified to cost of sales. In addition, the related previously recorded unrealized loss on the gas swap derivative that was being amortized over the remaining life of the swap was also accelerated for the months of December and January and approximately $75,000 was recorded to cost of sales.

During October 2005, the hedge expired, thus the losses of $376,000, previously reported in accumulated other comprehensive income, have been recognized within cost of sales in 2005.

6.	Income Taxes

Deferred income taxes are recorded under the asset and liability method of accounting for income taxes, which requires the recognition of deferred income taxes, based upon the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

The components of the income tax provision for the years ended November 30 (in thousands):

	2006	2005	2004
Current
Federal	$16,879	$11,160	$13,669
State	4,647	3,095	3,470
Total current	21,526	14,255	17,139
Deferred
Federal	(499)	(167)	(1,043)
State	509	(40)	39
Total deferred	10	(207)	(1,004)
Total	$21,536	$14,048	$16,135

The effective tax rate differs from the U.S. federal statutory tax rate of 35% primarily due to state income taxes, net of federal benefits.

	2006	2005
Provision at the federal statutory rate	35.00%	35.00%
State income taxes, net of federal benefit	6.43%	5.76%
Meals and entertainment	0.15%	0.06%
Fuel Tax Credit	(0.11)%	(0.11)%
Lobbyist Expense	0.07%	0.04%
Other	(0.20)%	0.04%
	41.34%	40.79%

The components of the Company’s deferred tax assets (liabilities) at November 30, 2006 and 2005 are as follows (in thousands):

	2006	2005
Deferred tax asset
Reserve for contingencies	$619	$438
Accrued liabilities	1,355	1,590
Reserve for inventories	360	243
State taxes	1,741	973
Additional pension liability	1,713	2,376
Other	35	73
Deferred tax asset	5,823	5,693
Deferred tax liability
Depreciation	(5,020)	(4,342)
Pension reserve	(599)	(518)
Other	-	(2)
Deferred tax liability	(5,619)	(4,862)
	$204	$831

At November 30, 2006 and 2005 $616,000 and ($625,000) of deferred tax provision (benefit) is reflected in other comprehensive income.

7.	Commitments and Contingences

The Company has a noncancelable operating lease with Ameron for certain land, buildings, structures and other improvements expiring on October 31, 2012 (Note 2).

Future minimum lease payments amount to $448,000 for each fiscal year from November 30, 2007 to November 30, 2011.

Total operating lease expense was $448,000 for fiscal years ended 2006, 2005 and 2004, respectively.

The Company is involved in various legal matters in the normal course of its business. Management believes that the ultimate outcome of such matters will not have a material adverse effect on the Company’s results of operations or financial position.